UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Shell plc Annual General Meeting - Clarification statement regarding Resolution 20

Shell plc Annual General Meeting - Clarification statement regarding Resolution 20

Shell plc (the Company) would like to provide further clarification to shareholders regarding Resolution 20 – the Company’s Energy Transition Progress for the year 2021.

Shell recognises and values the importance of shareholder engagement when considering its energy transition progress. In 2021, shareholders overwhelmingly supported the Shell Energy Transition Strategy, reflected through an advisory vote at the 2021 Annual General Meeting. The Company engaged extensively both before and after this shareholder vote. Insight on this engagement was provided on pages 141, 142 and 143* (see note below) of the Company’s 2021 Annual Report. The Board is grateful for the time and contribution of all those shareholders who provided feedback, and for the broad indications of support for Shell’s strategy.

Resolution 20 asks shareholders to approve Shell's Energy Transition Progress for the year 2021, as disclosed in the Company’s 2021 Annual Report AND the Shell Energy Transition Progress Report (ETPR), which are published on the Shell website (www.shell.com/agm). We are aware that some investors feel that we should have included more information on the engagement that the Company has undertaken regarding the energy transition within the ETPR and not just within the 2021 Annual Report. The information that the Company provided on its engagement was included within the 2021 Annual Report as required by the UK Corporate Governance Code. However, the Company notes the feedback and intends to reflect on this when drafting the next progress update.

Setting the Company strategy is the responsibility of the Board, and the advisory vote on Resolution 20 does not change that fundamental principle. As stated in 2021, when the Company published its Energy Transition Strategy, voting on the Resolutions that the Company puts for an advisory vote will not be binding on shareholders – shareholders are not being asked to take responsibility for approving or objecting to Shell’s strategy, since that legal responsibility lies with the Board and the Executive Committee.

The purpose of the vote is to provide shareholders a vehicle to express their views on whether the Company’s strategy, and progress against it, is reasonable in the current environment.

We are aware of the varying stakeholder views, and multiple motives when voting on such a matter, the Company therefore wishes to clarify that if the resolution does not pass, or receives notable votes against (more than 20%), the Company will engage with, and provide updates to, investors as prescribed under provision 4 of the UK Corporate Governance Code.

The Company believes that transparency and engagement around its energy transition strategy have created a better basis for high-quality dialogues and trust that the Shell Energy Transition Progress Report will have a similarly positive impact. Any future shareholder engagement will also reflect on the actual voting outcome for Resolution 20.

Anthony Clarke
Deputy Company Secretary

* Page 141 of the 2021 Annual Report notes how the Chair, Chief Executive Officer and Chief Finance Officer hosted meetings with some of the Company’s large shareholders, and the outcome of this engagement. Further, on page 142-143 we provided insight on the Company’s engagement at the Shell Strategy Day 2021 Presentation, the Shell Annual ESG Update 2021, specific events on Shell’s Energy Transition Strategy, Chair roadshows, ongoing engagement with the Institutional Investors Group on Climate Change (IIGCC) and the Safety, Environment and Sustainability Committee engagement with external organisations on Shell Climate Targets.

ENQUIRIES

Shell Media Relations
International: +44 20 7934 5550 Americas: +1 713 241 4544

Cautionary Note
The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. “Joint ventures” and “joint operations” are collectively referred to as “joint arrangements”. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

Forward-Looking Statements

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2021 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, May 9, 2022. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

Shell’s net carbon footprint

Also, in this announcement we may refer to Shell’s “Net Carbon Footprint” or “Net Carbon Intensity”, which include Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell only controls its own emissions. The use of the term Shell’s “Net Carbon Footprint” or “Net Carbon Intensity” are for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.

Shell’s net-Zero Emissions Target

Shell’s operating plan, outlook and budgets are forecasted for a ten-year period and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next ten years. Accordingly, they reflect our Scope 1, Scope 2 and Net Carbon Footprint (NCF) targets over the next ten years. However, Shell’s operating plans cannot reflect our 2050 net-zero emissions target and 2035 NCF target, as these targets are currently outside our planning period. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.

Forward Looking Non-GAAP measures

This announcement may contain certain forward-looking non-GAAP measures such as cash capital expenditure and divestments. We are unable to provide a reconciliation of these forward-looking Non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those Non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements.

The contents of websites referred to in this announcement do not form part of this announcement.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Additional regulated information required to be disclosed under the laws of a Member State.

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statement on Form S-8 of Shell plc (Registration Number 333-262396).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: May 10, 2022	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary